UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No._______)*



                        Teltran International Group, Ltd.
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                    87969T201
                                 (CUSIP Number)

                                  Cy E. Hammond
                             Chief Financial Officer
                                 NCT Group, Inc.
                                20 Ketchum Street
                           Westport, Connecticut 06880
                                 (203) 226-4447
                   -------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                January 16, 2001
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

Check the following box if a fee is being paid with this statement: / /

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87969T201

1.   Name of Reporting Person:NCT Group, Inc.

     S.S. or I.R.S. Identification No. of Above Person:  59-2501025
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2.   Check the Appropriate Box if a Member of a Group (see instructions)
                                    (a)   /  /
                                    (b)   /  /
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3.   SEC Use Only
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4.   Source of Funds: 00
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5.   Check Box if Disclosure of Legal  Proceedings is Required Pursuant to Items
     2(d) or 2(e) / /
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6.   Citizenship or Place of Organization: Delaware
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Number of                                   7.  Sole Voting Power
Shares                                          8,800,000 (a)
Beneficially                                8.  Shared Voting Power
Owned by                                        -0-
Each Reporting                              9.  Sole Dispositive Power
Person With:                                    8,800,000 (a)
                                           10.  Shared Dispositive Power
                                                -0-
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 8,800,000 (a)
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12.  Check Box if the Aggregate  Amount in Row (11) Excludes Certain Shares (see
     instructions) / /
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13.  Percent of Class Represented by Amount in Row (11): 42.7%
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14.  Type of Reporting Person: CO
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Footnotes:  (a)  2,800,000  shares of common stock of the Issuer and assumes the exercise in full of a warrant granted to Reporting Person on January 16, 2001 to purchase 6,000,000 shares of the Issuer's common stock at $0.125 per share. On June 12, 2001 the closing bid price of the Company's common stock was $0.16 per share, as reported by the NASD's O.T.C. bulletin board. The above calculation is based on an assumption that a notice of conversion was delivered on June 12, 2001 exercising such warrants for shares of the Issuer's common stock.

Item 1. Security and Issuer

     This statement relates to the common stock, par value $.001 per share (the "Common Stock"), of Teltran Group International, Ltd., (the "Company"). The principal executive offices of the Company are located at One Penn Plaza, Suite 4430, New York, NY 10119.

Item 2. Identity and Background

     This Schedule 13D is filed by NCT Group, Inc., a Delaware corporation ("NCT"), having its principal business and executive offices at 20 Ketchum Street, Westport, CT. 06880.

     NCT is a  leading  technology  developer  with an  extensive  portfolio  of proprietary algorithms and a wide variety of product offerings for consumer, commercial and industrial applications. NCT specializes in the utilization of sound and signal waves to reduce noise, improve signal-to-noise ratio and enhance sound quality. Commercial application of our technologies is comprised of a number of product offerings, including NoiseBuster(R) consumer and communications active noise reduction headsets, also known as ANR headsets; ProActive(R) ANR industrial earmuffs and headsets; Gekko(TM) flat speakers; and ClearSpeech(R) microphones, speakers and other products. In addition to products, NCT's innovative algorithms are available for licensing to manufacturers for use in commercial and consumer products.

     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     NCT entered into a license agreement (the "License Agreement") with the Issuer in exchange for 2.8 million shares of Teltran common stock and a warrant to purchase 6.0 million shares of Teltran common stock for $0.125 per share as a non-refundable up-front license fee.

Item 4. Purpose of Transaction

     NCT entered into the License Agreement to license certain technology owned by the NCT to the Issuer.

Item 5. Interest in Securities of the Issuer

     (a) - (b) NCT beneficially owns 8,800,000 shares of the Issuer's Common Stock, representing 42.7% of the Issuer's 20,587,515 shares of the outstanding Common Stock, as reported as outstanding in the Issuer's Form 10-Q for the quarter ended September 30, 2000, the Issuer's most recent filing. See Footnote
(a) above.

          (c)  Not applicable.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship
        With Respect to Securities of the Issuer

     Not applicable.

Item 7. Material to Be Filed as Exhibits

     Teltran International Group, Ltd. warrant issued to NCT Group, Inc. on January 16, 2001.

     License Agreement between Teltran International Group, Ltd. And NCT Group, Inc. dated October 26, 2000.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 29, 2001

                                                  NCT GROUP, INC.


                                                 /s/ CY E. HAMMOND
                                                 ---------------------------
                                                     Cy E. Hammond
                                                     Senior Vice President and
                                                     Chief Financial Officer